UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Netlist, Inc.

Delaware	001-33170	95-4812784
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

175 Technology Drive, Suite 150

Irvine, California 92618
(Address of Principal Executive Offices)

Chuck Hong

President and Chief Executive Officer

(949) 435-0025

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD of Netlist, Inc. (“Netlist” or the “Company”) has been prepared pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2016 to December 31, 2016.

A copy of the Company’s Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD, is hereby incorporated by reference herein, and is publicly available on the Company’s website at http://www.netlist.com/company/corporate-responsibility. The foregoing website reference is intended to be an inactive textual reference and the contents of the Company’s website are not incorporated into this Form SD or the Conflict Minerals Report filed herewith.

Item 1.02 Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits

Item 2.01 Exhibits.

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. for the reporting period from January 1, 2016 to December 31, 2016, as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Netlist, Inc.	Date: May 31, 2017

/s/Gail Sasaki
Gail Sasaki
Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description
1.01	Conflict Minerals Report of Netlist, Inc. for the reporting period from January 1, 2016 to December 31, 2016, as required by Items 1.01 and 1.02 of this Form SD.